Exhibit 99.6

MINISTRY OF FINANCE

2025–26 First Quarter Finances	August 2025

Contents		The First Quarter Finances report contains information about Ontario’s 2025–26 fiscal outlook primarily as of June 30, 2025.
Introduction	2
A. Ontario’s 2025–26 Fiscal Outlook	3
B. Ontario’s Recent Economic Performance and Outlook	5
C. Details of Ontario’s Finances	7
D. Ontario’s 2025–26 Borrowing Program	14

Highlights

•

Ontario’s real gross domestic product (GDP) increased by 0.6 per cent in the first calendar quarter of 2025, matching growth in the previous quarter. Real GDP growth in the first quarter was supported by higher exports and household spending.

•

Private-sector expectations for real GDP growth are unchanged for 2025 since the 2025 Budget. Uncertainty related to U.S. trade policy continues to impact the global economic outlook and presents downside risk to the Ontario economy.

•	As of the 2025–26 First Quarter Finances, the province’s 2025–26 deficit is projected to be $14.6 billion, consistent with the outlook published in the 2025 Budget.

•	Total revenues and expenses in the 2025–26 First Quarter Finances are projected to be $219.9 billion and $232.5 billion, respectively, unchanged from the outlook in the 2025 Budget.

Introduction

Ontario’s economy proved to be resilient in 2024 and continued to grow in early 2025. However, there are significant downside risks to the economic outlook. Uncertainty related to U.S. trade policy continues to impact the global economy. Ontario’s significant trading relationship with the United States presents elevated risks and uncertainty, which is expected to weigh on consumer spending and business investment decisions over the near term.

The 2025 Budget outlined a plan to protect Ontario’s workers, businesses and communities from U.S. tariffs and the economic uncertainty, while maintaining a prudent and responsible approach to public finances. The government’s plan will continue to protect Ontario by fostering the most competitive economy in the G7, and promoting investment, job creation and business growth, while retaining a path to budget balance by 2027–28.

Ontario’s finances are in the strongest position they have been in over a decade, with all four major credit rating agencies—Moody’s, Fitch, Morningstar DBRS and S&P Global—affirming Ontario’s credit rating, and the outlook is stable. This reflects Ontario’s commitment to maintaining its targets for debt sustainability measures, despite the economic and geopolitical uncertainties the province is currently facing.

The government will provide its next economic and fiscal update as part of the 2025 Ontario Economic Outlook and Fiscal Review, to be released by November 15, 2025.

Section A: Ontario’s 2025–26 Fiscal Outlook

The province’s 2025–26 deficit is projected to be unchanged from the outlook of $14.6 billion published in the 2025 Budget.

Revenues in 2025–26 are projected to be $219.9 billion, unchanged from the 2025 Budget.

Program expense in 2025–26 is projected to be $216.3 billion, unchanged from the 2025 Budget.

Interest and Other Debt Servicing Charges in 2025–26 is projected to remain unchanged at $16.2 billion, as forecasted in the 2025 Budget.

The net debt-to-GDP ratio is projected to be 37.9 per cent in 2025–26, consistent with the forecast in the 2025 Budget.

The 2025 Budget included a $2.0 billion reserve in 2025–26, to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. The $2.0 billion reserve has been maintained as part of the current fiscal outlook. The reserve provides additional prudence in the government’s fiscal framework and is distinct from the Contingency Fund that provides dedicated funding to be allocated in response to emerging needs.

Table 1

2025–26 In-Year Fiscal Performance

($ Millions)

	2025 Budget	Current Outlook	In-Year Change

Revenue	219,887	219,887	–

Expense

Programs	216,298	216,298	–

Interest and Other Debt Servicing Charges	16,198	16,198	–

Total Expense	232,497	232,497	–

Surplus/(Deficit) Before Reserve	(12,609)	(12,609)	–

Reserve	2,000	2,000	–

Surplus/(Deficit)	(14,609)	(14,609)	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2025.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

The 2025–26 revenue outlook is projected to be $219.9 billion, unchanged from the 2025 Budget.

The revenue outlook is based on information available at the end of the first quarter of 2025–26. There are further upside and downside risks that could materially affect the revenue outlook. These include changes to the economic growth outlook, new information on tax assessments based on 2024 and prior-year tax return filings received throughout the summer, and collections. The government will monitor these economic and revenue developments, and will provide further details in future fiscal updates as new information becomes available.

Expense

Total expense is projected to be $232.5 billion, unchanged from the 2025 Budget projection.

Program Expense Update

The 2025–26 total program expense outlook, at $216.3 billion, is on track with the projection in the 2025 Budget. The government continues to manage spending within the fiscal plan.

Interest and Other Debt Servicing Charges Update

Interest and Other Debt Servicing Charges is projected to be $16.2 billion, unchanged from the forecast in the 2025 Budget.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the province’s revenue and expense, including those resulting from Ontario’s economic performance. The 2025 Budget included a reserve of $2.0 billion in 2025–26, which has been maintained as part of the current fiscal outlook.

In addition, the Contingency Fund is maintained to help mitigate expense risks—for example, in cases where health and safety may be compromised, or unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The current balance of the Contingency Fund is $3.0 billion for 2025–26.

Section B:	Ontario’s Recent Economic Performance and Outlook

In the first calendar quarter of 2025, Ontario’s real gross domestic product (GDP) increased by 0.6 per cent, matching growth in the previous quarter. Real GDP growth in the first quarter was supported by higher exports and household spending.

Since the release of the 2025 Budget, Ontario’s real GDP growth expectations from private-sector forecasters have, on average, remained little-changed. Private-sector forecasters, on average, project Ontario’s real GDP to rise by 0.9 per cent in 2025, the same rate projected at the time of the 2025 Budget. The private-sector average forecast for 2026 has been revised slightly upward to 1.2 per cent from 1.1 per cent at the time of the 2025 Budget.

The private-sector average forecast for Ontario’s nominal GDP growth for 2025 is 3.2 per cent, unchanged from the projection at the time of the 2025 Budget. The private-sector average forecast for 2026 has risen to 3.3 per cent from 3.1 per cent at the time of the 2025 Budget.

Chart 1
Ontario GDP Growth

Private-Sector Average Forecast for Nominal GDP Growth
(Per Cent)
Real GDP
GDP Inflation
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2025
2026
3.2
3.2
3.1
3.3
0.9
0.9
1.1
1.2
April 2025
July 2025
April 2025
July 2025

Note: Nominal GDP growth is the sum of real GDP growth and GDP inflation.
Source: Ontario Ministry of Finance Survey of Forecasters (April 3, 2025 and July 14, 2025).

Global economic growth has been resilient, despite elevated uncertainty and shifting U.S. trade policy. The International Monetary Fund projects global real GDP to rise by 3.0 per cent in 2025 and 3.1 per cent in 2026, compared to the projected increases of 2.8 per cent in 2025 and 3.0 per cent in 2026 at the time of the 2025 Budget.

In the U.S., forecasters anticipate real GDP to increase by 1.4 per cent in both 2025 and 2026, unchanged from growth projections at the time of the 2025 Budget, according to the Blue Chip Economic Indicators July survey.

Uncertainty related to U.S. trade policy continues to impact the global economic outlook. Ontario’s significant trading relationships with the United States present elevated risks and uncertainty which are expected to weigh on consumer spending and business investment decisions over the near term.

Consumer price inflation in advanced economies has eased from recent highs, although certain price pressures remain persistent. Higher tariffs and potential supply chain disruptions could raise prices and prompt central banks to maintain higher interest rates for longer.

Global conflicts continue to raise risks for key commodity markets, including for energy products and global supply chains.

Section C: Details of Ontario’s Finances

Table 2

Revenue

($ Millions)

	2025–26

	2025 Budget	Current Outlook	In-Year Change

Taxation Revenue

Personal Income Tax	57,811	57,811	–

Sales Tax	40,073	40,073	–

Corporations Tax	25,980	25,980	–

Education Property Tax	5,853	5,853	–

Employer Health Tax	9,466	9,466	–

Ontario Health Premium	5,366	5,366	–

Gasoline Tax	1,664	1,664	–

Land Transfer Tax	3,875	3,875	–

Tobacco Tax	667	667	–

Fuel Tax	522	522	–

Beer, Wine and Spirits Taxes	388	388	–

Electricity Payments in Lieu of Taxes	634	634	–

Ontario Portion of the Federal Cannabis Excise Duty	376	376	–

Other Taxes	1,027	1,027	–

	153,702	153,702	–

Government of Canada

Canada Health Transfer	21,332	21,332	–

Canada Social Transfer	6,794	6,794	–

Equalization	546	546	–

Infrastructure Programs	1,055	1,055	–

Labour Market Programs	923	923	–

Social Housing Agreement	133	133	–

Other Federal Payments	7,554	7,554	–

Direct Transfers to Broader Public Sector Organizations	509	509	–

	38,846	38,846	–

Income from Government Business Enterprises

Liquor Control Board of Ontario	1,851	1,851	–

Ontario Power Generation Inc./Hydro One Ltd.	1,599	1,599	–

Ontario Lottery and Gaming Corporation	2,405	2,405	–

Ontario Cannabis Store	215	215	–

iGaming Ontario	247	247	–

	6,317	6,317	–
continued...

Table 2 (continued)

Revenue

($ Millions)

	2025–26

	2025 Budget	Current Outlook	In-Year Change

Other Non-Tax Revenue

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	10,852	10,852	–

Vehicle and Driver Registration Fees	1,242	1,242	–

Miscellaneous Other Non-Tax Revenue	1,710	1,710	–

Other Fees and Licences	1,874	1,874	–

Sales and Rentals	1,964	1,964	–

Reimbursements	1,074	1,074	–

Royalties	309	309	–

Power Supply Contract Recoveries	44	44	–

Interest and Investment Income	1,953	1,953	–

	21,022	21,022	–

Total Revenue	219,887	219,887	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2025.

Source: Ontario Ministry of Finance.

Table 3

Total Expense1

($ Millions)

	2025–26

Ministry Expense	2025 Budget	Current Outlook	In-Year Change

Agriculture, Food and Agribusiness (Base)	474.9	474.9	–

Demand-Driven Risk Management and Time-Limited Programs	575.3	575.3	–

Agriculture, Food and Agribusiness (Total)	1,050.1	1,050.1	–

Attorney General (Base)	2,274.4	2,274.4	–

Bad Debt Expense	5.3	5.3	–

Attorney General (Total)	2,279.7	2,279.7	–

Board of Internal Economy (Total)	352.2	352.2	–

Children, Community and Social Services (Total)	20,358.7	20,358.7	–

Citizenship and Multiculturalism (Total)	92.7	92.7	–

Colleges, Universities, Research Excellence and Security (Base)	11,462.7	11,462.7	–

Student Financial Assistance	1,523.5	1,523.5	–

Colleges, Universities, Research Excellence and Security (Total)	12,986.2	12,986.2	–

Economic Development, Job Creation and Trade (Base)	205.8	205.8	–

Tax Credits for Business Investment and Research and Development[2]	691.6	691.6	–

Time-Limited Investments	1,508.0	1,508.0	–

Economic Development, Job Creation and Trade (Total)	2,405.4	2,405.4	–

Education (Base)	40,987.4	40,987.4	–

Teachers’ Pension Plan	1,733.0	1,733.0	–

Education (Total)	42,720.4	42,720.4	–

Emergency Preparedness and Response (Total)	66.2	66.2	–

Energy and Mines (Base)	661.5	661.5	–

Electricity Cost Relief Programs	6,463.0	6,463.0	–

High-Speed Internet	1,734.4	1,734.4	–

Time-Limited Investments	84.1	84.1	–

Energy and Mines (Total)	8,943.0	8,943.0	–

Environment, Conservation and Parks (Total)	1,041.8	1,041.8	–

Executive Offices (Total)	79.4	79.4	–

Finance (Base)	1,163.3	1,163.3	–

Investment Management Corporation of Ontario	330.1	330.1	–

Ontario Municipal Partnership Fund	562.5	562.5	–

Temporary and Other Local Assistance	21.1	21.1	–

Power Supply Contract Costs	44.1	44.1	–

Time-Limited Investments	52.5	52.5	–

Finance (Total)	2,173.6	2,173.6	–

Francophone Affairs (Base)	8.7	8.7	–

Time-Limited Investments	2.6	2.6	–

Francophone Affairs (Total)	11.3	11.3	–

Health (Total)	81,851.6	81,851.6	–
continued...

Table 3 (continued)

Total Expense1

($ Millions)

	2025–26

Ministry Expense	2025 Budget	Current Outlook	In-Year Change

Indigenous Affairs and First Nations Economic Reconciliation (Total)	144.8	144.8	–

Infrastructure (Base)	747.0	747.0	–

Federal–Provincial Infrastructure Programs	213.6	213.6	–

Waterfront Toronto Revitalization (Port Lands Flood Protection)	32.5	32.5	–

Municipal Infrastructure Program Investments	1,243.9	1,243.9	–

Realty	1,437.6	1,437.6	–

Infrastructure (Total)	3,674.7	3,674.7	–

Labour, Immigration, Training and Skills Development (Base)	160.0	160.0	–

Co-operative Education Tax Credit	102.5	102.5	–

Demand-Driven Employment and Training Programs	1,840.2	1,840.2	–

Labour, Immigration, Training and Skills Development (Total)	2,102.7	2,102.7	–

Long-Term Care (Total)[3]	9,279.3	9,279.3	–

Municipal Affairs and Housing (Base)	798.5	798.5	–

Time-Limited Investments	830.7	830.7	–

Social Housing Agreement – Payments to Service Managers	128.3	128.3	–

Municipal Affairs and Housing (Total)	1,757.4	1,757.4	–

Natural Resources (Base)	740.4	740.4	–

Emergency Forest Firefighting	135.0	135.0	–

Natural Resources (Total)	875.4	875.4	–

Northern Economic Development and Growth (Total)	805.2	805.2	–

Public and Business Service Delivery and Procurement (Total)	1,712.3	1,712.3	–

Rural Affairs (Base)	14.3	14.3	–

Time-Limited Investments	5.0	5.0	–

Rural Affairs (Total)	19.3	19.3	–

Seniors and Accessibility (Base)	76.8	76.8	–

Seniors Tax Credit	104.3	104.3	–

Seniors and Accessibility (Total)	181.1	181.1	–

Solicitor General (Total)	4,463.0	4,463.0	–

Sport (Base)	62.9	62.9	–

Time-Limited Investments	150.0	150.0	–

Sport (Total)	212.9	212.9	–

Tourism, Culture and Gaming (Base)	869.2	869.2	–

Ontario Cultural Media Tax Credits	1,028.4	1,028.4	–

Tourism, Culture and Gaming (Total)	1,897.6	1,897.6	–

Transportation (Base)	7,198.6	7,198.6	–

Federal–Provincial Infrastructure Programs	629.9	629.9	–

Transportation (Total)	7,828.6	7,828.6	–
continued...

Table 3 (continued)

Total Expense1

($ Millions)

	2025–26

Ministry Expense	2025 Budget	Current Outlook	In-Year Change

Treasury Board Secretariat (Base)	403.9	403.9	–

Employee and Pensioner Benefits	1,528.0	1,528.0	–

Operating Contingency Fund	2,825.0	2,825.0	–

Capital Contingency Fund	175.0	175.0	–

Treasury Board Secretariat (Total)	4,931.9	4,931.9	–

Interest and Other Debt Servicing Charges[4]	16,198.1	16,198.1	–

Total Expense	232,496.6	232,496.6	–
[1]	Numbers reflect current ministry structure.
[2]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Innovation Tax Credit, the Ontario Business-Research Institute Tax Credit and the Ontario Made Manufacturing Investment Tax Credit (OMMITC). These costs include impacts for an enhancement to the OMMITC proposed in the 2025 Budget, with costs starting in 2025–26. They do not include an expansion of the OMMITC that was also proposed in the 2025 Budget, with impacts reported separately as a revenue decrease.

[3]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.7 billion in 2025–26.

[4]	Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $1,415 million in 2025–26.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2025.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 4

Infrastructure Expenditures

($ Millions)

	2025–26 Current Outlook			2025 Budget	In-Year Change

Sector	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures	Total Infrastructure Expenditures

Transportation

Transit	9,671	1,079	10,749	10,749	–

Provincial Highways	3,864	395	4,259	4,259	–

Other Transportation, Property and Planning	177	145	321	321	–

Health

Hospitals	4,455	15	4,470	4,470	–

Other Health	53	679	732	732	–

Education	3,957	260	4,216	4,216	–

Postsecondary Education

Colleges and Other	636	72	708	708	–

Universities	–	185	185	185	–

Social	32	613	644	644	–

Justice	936	37	973	973	–

Other Sectors[4]	3,323	4,455	7,778	7,778	–

Total Infrastructure Expenditures	27,103	7,934	35,037	35,037	–

Less: Other Partner Funding[5]	1,690	–	1,690	1,690	–

Total[6]	25,412	7,934	33,346	33,346	–
[1]	Includes $1,415 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $23.1 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes high-speed internet infrastructure, government administration, natural resources and culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2025.

Source: Ontario Treasury Board Secretariat.

Table 5

Five-Year Review of Selected Financial and Economic Statistics

($ Millions)

			Actual	Interim[1]	Current Outlook

	2021–22	2022–23	2023–24	2024–25	2025–26

Revenue	185,847	194,431	209,021	221,602	219,887

Expense

Programs	170,520	186,364	195,207	212,374	216,298

Interest and Other Debt Servicing Charges[2]	13,302	13,935	14,461	15,224	16,198

Total Expense	183,822	200,299	209,668	227,598	232,497

Reserve	–	–	–	–	2,000

Surplus/(Deficit)	2,025	(5,868)	(647)	(5,996)	(14,609)

Net Debt	382,842	399,806	407,969	428,125	460,758

Accumulated Deficit	238,160	246,007	244,309	250,305	264,914

Gross Domestic Product (GDP) at Market Prices	970,146	1,061,714	1,119,545	1,178,353	1,214,882

Primary Household Income	642,144	692,033	736,585	791,627	823,292

Population — July (000s)[3]	14,842	15,141	15,623	16,124	16,348

Net Debt Per Capita (dollars)	25,794	26,405	26,113	26,552	28,184

Household Income Per Capita (dollars)	43,264	45,705	47,147	49,033	50,359

Net Debt as a Per Cent of Operating Revenue	206.8%	207.3%	198.1%	195.4%	211.4%

Net Interest as a Per Cent of Operating Revenue	6.8%	6.4%	5.5%	5.8%	6.5%

Net Debt as a Per Cent of GDP	39.5%	37.7%	36.4%	36.3%	37.9%

Accumulated Deficit as a Per Cent of GDP	24.5%	23.2%	21.8%	21.2%	21.8%
[1]	Interim represents the 2025 Budget projection for the 2024–25 fiscal year, updated for the latest available information for GDP, household income and net debt.
[2]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $694 million in 2022–23, $978 million in 2023–24, $1,195 million in 2024–25 and $1,415 million in 2025–26.

[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2025–26, the population on July 1, 2025 is shown).

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2025.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D: Ontario’s 2025–26 Borrowing Program

Table 6

Ontario’s 2025–26 Borrowing Program

($ Billions)

	2025–26
	2025 Budget	Current Outlook	Change from 2025 Budget

Deficit/(Surplus)	14.6	14.6	–

Provincial Investment in Capital Assets	23.1	23.1	–

Amortization of Capital Assets	(9.1)	(9.1)	–

Non-Cash and Cash Timing Adjustments	(3.1)	(3.1)	–

Net Loans and Investments	1.2	1.2	–

Debt Maturities and Redemptions	33.1	33.1	–

Total Funding Requirement	59.8	59.8	–

Decrease/(Increase) in Short-Term Borrowing	(5.0)	(5.0)	–

Increase/(Decrease) in Year-End Cash and Cash Equivalents	(12.0)	(12.0)	–

Total Long-Term Public Borrowing	42.8	42.8	–

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s current funding requirements and long-term borrowing for 2025–26 are projected to remain unchanged from the forecast in the 2025 Budget.

As of July 31, 2025, Ontario had completed $20.9 billion or 48.9 per cent of its $42.8 billion 2025–26 long-term borrowing program. Approximately $14.3 billion or 68.5 per cent was completed in Canadian dollars, with the remaining $6.6 billion or 31.5 per cent completed primarily in U.S. dollars and euros.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resilient infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $21.5 billion issued since 2014–15, with $16.8 billion outstanding.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2025–26.

Ontario’s cost of borrowing for 2025–26 remains at 4.0 per cent, as long-term rates have remained within the range forecasted in the 2025 Budget through the first quarter. The province will continue to monitor movements in interest rates and provide regular updates on the Interest and Other Debt Servicing Charges expense in future fiscal updates.

2025–26 Long-Term Borrowing

Table 7

2025–26 Long-Term Borrowing

($ Billions)

Canadian Dollar Issues	14.3

Foreign Currency Issues	6.6

Total	20.9

Notes: Numbers may not add due to rounding. As of July 31, 2025.

Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2025–26 First Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca

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